EXHIBIT 5.2


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                        Feldman Financial Advisors, Inc.
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                                                   1725 K Street, N.., Suite 205
                                                            Washington, DC 20006
                                              (202) 467-6662, FAX (202) 467-6963



March 17, 1997

Board of Directors
Security Federal Savings Bank
632 East Elk Avenue
Elizabethon, Tennessee  37643

Gentlemen:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Security Federal Savings Bank (the "Bank"), pursuant to the Plan of Conversion adopted by the Board of Directors of the Bank, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Such opinion is based on the fact that the subscription rights are acquired by the recipients without payment therefor, are nontransferable and of short duration, and afford the recipients the right only to purchase common stock of SFB Bancorp, Inc., the holding company formed to acquire all of the capital stock of the Bank, at a price equal to its estimated pro forma market value, which will be the same price at which unsubscribed shares will be sold in the community offering.

Sincerely,




/s/Feldman Financial Advisors, Inc.
FELDMAN FINANCIAL ADVISORS, INC.